November 25, 2025

To the Board of
WeatherFlow -Tempest, Inc.

We have audited the balance sheet of WeatherFlow -Tempest, Inc. (the "Company") as of and for the year ended December 31, 2024 and have issued our report thereon dated November 25, 2025. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility in Relation to the Financial Statement Audit

As communicated in our engagement letter, our responsibility, as described by professional standards, is to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of its respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes consideration of the system of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, as part of our audit, we considered the system of internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Compliance with All Ethics Requirements Regarding Independence

The engagement team, others in our firm, as appropriate, our firm, and our network firms have complied with all relevant ethical requirements regarding independence.

With respect to our firm performing non-attest services for the Company, there are certain threats to independence that require the application of safeguards to ensure that identified threats are eliminated or reduced to an acceptable level. We have established a written understanding with the company in the engagement letter regarding the non-attest services performed. A significant safeguard over threats to independence is that management has agreed to assume all management responsibilities for the non-attest services performed; as auditors, we cannot assume management responsibilities for the non-attest services performed by us. We have also applied other safeguards that are part of our firm's quality control system, including a pre-issuance review of the engagement by a member of the firm that is not part of the engagement team.

Significant Risks Identified

In performing our audit, as prescribed by professional standards, we are required to perform a risk assessment of the Company. This includes obtaining an understanding of the entity and environment, the entity-level controls and the transactional level controls. Using this understanding along with performing preliminary analytical procedures and a fraud risk analysis, we determine the significant risks of a material misstatement in the financial statements. A significant risk is a risk that requires special audit consideration due to the likelihood and magnitude of the potential misstatement. The significant risks we have identified are described below:

- **Management's override of internal controls**. A good system of internal control can be circumvented by management override of controls; thus, special attention was given to this possibility, including the area of journal entries as it relates to financial reporting.
- **Revenue recognition**. The materiality of the balance, volume of transactions and importance to financial statement users make this area a significant risk, notably in the assertions of existence and cut-off.
- **Related Party Relationships and Transactions**. Due to potential conflicts of interest, lack of arm's-length bargaining and opportunities for management override of controls, related party relationships and transactions are inherently prone to risk.

The communication of these identified risks is intended to help you understand the matters and why they require special audit attention as well as to assist you in fulfilling the responsibility to oversee the financial reporting process.

Qualitative Aspects of Entity's Significant Accounting Practices

Significant Accounting Policies

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by the Company is included in Note 2 to the financial statements. As described in Note 2 to the financial statements, the entity changed its method of accounting for Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

This update replaces the incurred loss impairment methodology with an expected credit loss model on certain financial instruments, including trade and financing receivables. The new model requires a consideration of a board range of reasonable and supportable information to inform credit loss estimates over the lifetime of the asset. This standard is effective for annual reporting periods beginning after December 15, 2022 with a modified-retrospective approach. The Company has adopted this guidance for the year ended December 31, 2024.

Significant Accounting Estimates and Related Disclosures

Accounting estimates and related disclosures are an integral part of the financial statements prepared by management and are based on management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments.

The most sensitive accounting estimates affecting the financial statements are:

- Going concern assumptions
- Revenue Recognition – Subscription Revenue

We evaluated the key factors and assumptions used to develop each of the above-referenced estimates and determined that they are reasonable in relation to the basic financial statements taken as a whole.

Financial Statement Disclosures

Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to financial statement users. The financial statement disclosures are neutral, consistent, and clear.

Significant Unusual Transactions

For purposes of this communication, professional standards require us to communicate to you significant unusual transactions identified during our audit. We encountered no significant unusual transactions.

Significant Difficulties Encountered during the Audit

We encountered no significant difficulties in dealing with management relating to the performance of the audit.

Uncorrected and Corrected Misstatements

For purposes of this communication, professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that we believe are trivial, and communicate them to the appropriate level of management. Further, professional standards require us to also communicate the effect of uncorrected misstatements related to prior periods on the relevant classes of transactions, account balances or disclosures, and the financial statements as a whole. Management has corrected all identified misstatements.

Uncorrected misstatements or matters underlying those uncorrected misstatements could potentially cause future-period financial statements to be materially misstated, even though the uncorrected misstatements are immaterial to the financial statements currently under audit.

In addition, professional standards require us to communicate to you all material, corrected adjustments that were brought to our attention by management during the course of our audit procedures. **Annexure A** annexed to this letter lists all the adjustments that were identified by the management and communicated to us which have been adjusted in the financial statements.

None of the misstatements identified by us as a result of our audit procedures and remained uncorrected were material, either individually or in the aggregate, to the financial statements taken as a whole.

Prior-Period Adjustments

During the audit, we were requested to perform audit procedures limited to the restatement adjustments applied to the comparative financial statements for the year ended December 31, 2023 that were originally audited by the predecessor auditor. Management identified certain subscription revenues that did not meet the criteria for recognition under ASC 606 and a warranty reserve to be recorded for warranty expense expected in the future. We evaluated the appropriateness, completeness, and accuracy of the restatement adjustments proposed and recorded by management. These adjustments resulted in an increase in previously reported net loss by $265,820 and increase in accumulated losses as of December 31, 2023 of $265,820.

The adjustments have been properly reflected in the comparative financial statements and are adequately disclosed in Note 3 to the financial statements, including the nature of the error and the impact on each affected financial statement line item, per-share amounts, and previously issued interim financial information, where applicable. Based on the procedures performed, we concur with management's conclusion that the restatement adjustments are appropriate and that the restated comparative financial information is presented in accordance with GAAP.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to the Company's financial statements or the auditors' report. No such disagreements arose during the course of the audit.

Circumstances that Affect the Form and Content of the Auditor's Report

For the purposes of this letter, professional standards require that we communicate any circumstances that affect the form and content of our auditors' report. The fact that prior year financial statements were audited by the predecessor auditor and the restatement of prior year financial statements adjustments for which were audited by us resulted in two other matter paras included in our audit report.

Representations Requested from Management

We have requested certain written representations from management, which are included in the management representation letter.

Management's Consultation with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with accountants regarding auditing or accounting matters.

Other Significant Matters, Findings, or Issues

In the normal course of our professional association with the Company, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the entity, and business plans and strategies that may affect the risks of material misstatement. None of the matters discussed resulted in a condition to our retention as the Company's auditors.

Other Information

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with accounting principles generally accepted in the United States of America, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This report is intended solely for the information and use of the stockholders and management of and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

ZC Assurance, PC

ZC Assurance, PC
Houston, Texas

Annexure - A

WeatherFlow-Tempest Inc.

Schedule of Adjustments Identified and Adjusted by Management

Sr.	Description	Dr.	Cr.
1	Cost of Goods Sold	25,575	
	26101 Provisions:Provision for Warranties		25,575
		25,575	**25,575**
	To record provision for warranty liability for the year ended December 31, 2023.		
2	41200 Consumer Application Revenue:Lifestyle Apps - Apple	240,246	
	22000 Deferred Revenue		240,246
		240,246	**240,246**
	To defer revenue from subscriptions for which service has not yet been provided for the year ended December 31, 2023.		
3	Cost of Goods Sold	8,617	
	26101 Provisions:Provision for Warranties		8,617
		8,617	**8,617**
	To record provision for warranty liability for the year ended December 31, 2024.		
4	41200 Consumer Application Revenue:Lifestyle Apps - Apple	25,297	
	22000 Deferred Revenue		25,297
		25,297	**25,297**
	To defer revenue from subscriptions for which service has not yet been provided for the year ended December 31, 2023.		
5	60900 Employee Related Expenses:Share Based Compensation	27,279	
	31100 Additional Paid-In Capital		27,279
		27,279	**27,279**
	To record stock based compensation expense for the year ended December 31, 2024.		

Annexure - A (*Continued*)

WeatherFlow-Tempest Inc.

Schedule of Adjustments Identified and Adjusted by Management

Sr.	Description	Dr.	Cr.
6	50201 Hardware System COGS:Shopify Home Store COGS:Direct Hardware System COGS - Shopify Home	17,428	
	14585 Prepaid Expenses & Deposits:Prepaid Paid Expenses - Production:Deposits paid to Bagval		17,428
		17,428	**17,428**
	To record inventory received against prepaid (vendor advance) as of December 31, 2024.		
7	29420 WindSail Loan:Debt Discount (contra-liability)	43,350	
	29400 WindSail Loan		43,350
		43,350	**43,350**
	To record Windsail warrant as a debt-issuance cost (contra liability)		
8	93200 Interest Expense:Interest Expense - General	12,472	
	29420 WindSail Loan:Debt Discount (contra-liability)		12,472
		12,472	**12,472**
	To amortize the debt issuance cost and record corresponding expense for the year ended December 31, 2024.		